LIST OF SUBSIDIARIES



We have one wholly-owned subsidiary, Visual Bible, Inc., a Florida corporation ("VB"). VB has one wholly-owned subsidiary, Visual Entertainment, Inc., a Texas corporation ("VE"). VE has one wholly-owned subsidiary, Visual Entertainment Music, LLC, a Texas limited liability company ("VEM"). Neither VE nor VEM currently engage in any ongoing business activity.